GREAT BASIN GOLD LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars, unless otherwise stated)

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF GREAT BASIN GOLD LTD.

We have audited the consolidated balance sheets of Great Basin Gold Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”
Chartered Accountants

Vancouver, Canada
April 9, 2004

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	As at December 31
	2003	2002

Assets

Current assets
Cash and equivalents	$21,195,145	$14,489,637
Amounts receivable	766,866	185,635
Prepaid expenses (note 7)	89,674	670,623
	22,051,685	15,345,895

Reclamation deposits (note 5(a))	81,434	7,500
Mineral property interests (note 5)	30,668,093	5,878,351

	$52,801,212	$21,231,746

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$818,176	$2,188,842

Shareholders' equity
Share capital (note 6)	105,492,718	66,757,818
Contributed surplus (note 6(i))	2,371,366	669,627
Deficit	(55,881,048)	(48,384,541)
	51,983,036	19,042,904
Nature of operations (note 1)
Commitments (note 5)
Contingencies (note 5(a))
Subsequent events (note 5(b), 6(c), 6(d) and 6(h))

	$52,801,212	$21,231,746

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

	Years ended December 31
	2003	2002	2001

Expenses
Conference and travel	$325,504	$189,000	$109,137
Corporate capital taxes	6,821	34,779	23,969
Depreciation	-	3,336	3,331
Exploration (schedule)	7,927,618	3,235,637	2,877,074
Exploration - stock-based compensation (note 6(c))	786,233	134,748	-
Financial advisory and finders' fees	146,578	464,000	-
Foreign exchange	532,041	(96,846)	-
Interest and other	(935,760)	(147,474)	(364,125)
Legal, accounting and audit	272,795	275,954	306,038
Office and administration	877,156	889,494	461,331
Shareholder communications	754,029	240,702	81,192
Stock-based compensation (note 6(c))	1,345,506	239,879	-
Trust and filing	203,912	55,880	11,667
Loss before the following:	(12,242,433)	(5,519,089)	(3,509,614)
Recovery of accounts receivable previously written off	366,500	-	-
Gain on sale of investments (note 5(a))	4,379,426	-	-
Write down of mineral property interests (note 5(c))	-	-	(5,555,292)

Loss for the year	$(7,496,507)	$(5,519,089)	$(9,064,906)

Basic and diluted loss per share	$(0.12)	$(0.13)	$(0.24)

Weighted average number of common shares outstanding	60,061,869	43,785,007	38,182,137

Consolidated Statements of Deficit
(Expressed in Canadian dollars)
	Years ended December 31
	2003	2002	2001
Deficit, beginning of year	$(48,384,541)	$(42,865,452)	$(33,800,546)
Loss for the year	(7,496,507)	(5,519,089)	(9,064,906)

Deficit, end of the year	$(55,881,048)	$(48,384,541)	$(42,865,452)

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31
	2003	2002	2001

Cash provided by (used for)

Operating activities
Loss for the year	$(7,496,507)	$(5,519,089)	$(9,064,906)
Items not involving cash
Depreciation		3,336	3,331
Depreciation included in exploration expenses		-	12,504
Stock-based compensation expense	2,131,739	374,627	-
Write-down of mineral property interests		-	5,555,292
Changes in non-cash operating working capital
Amounts receivable	(581,231)	(142,978)	51,599
Prepaid expenses	580,949	325,258	(296,982)
Accounts payable and accrued liabilities	(1,370,666)	2,163,349	(444,764)
	(6,735,716)	(2,795,497)	(4,183,926)

Investing activities
Short-term investments	-	5,046,267	4,858,502
Reclamation deposits	(73,934)	-	-
Mineral property acquisition costs	(8,789,742)	(1)	(75,745)
	(8,863,676)	5,046,266	4,782,757

Financing activities
Common shares and warrants issued for cash,
net of issue costs	22,304,900	10,804,403	(31,245)

Increase in cash and equivalents	6,705,508	13,055,172	567,586
Cash and equivalents, beginning of year	14,489,637	1,434,465	866,879

Cash and equivalents, end of year	$21,195,145	$14,489,637	$1,434,465

Supplementary information
Taxes paid	$-	$2,779	$23,969
Non-cash financing and investing activities
Shares and warrants issued for property option agreement (note 5(b))	$16,000,000	$–	$–
Warrants issued in connection with mineral property agreement	$–	$295,000	$–
Warrants received in connection with mineral property agreement	$–	$1,933,000	$–
Fair value of stock options allocated to shares issued on exercise	$430,000	$–	$–

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Burnstone	Ivanhoe	Other	Total

Exploration expenses during 2003
Assays and analysis	$183,350	$2,746	$–	$186,096
Drilling	4,920,811	5,317	–	4,926,128
Engineering	463,576	27,413	–	490,989
Environmental, socio-economic and land	17,235	86,836	–	104,071
Geological	1,308,197	63,159	–	1,371,356
Graphics	36,944	3,435	–	40,379
Property fees and exploration option payments	19,374	263,292	1,454	284,120
Site activities	269,496	39,696	495	309,687
Transportation	193,958	20,834	–	214,792
	7,412,941	512,728	1,949	7,927,618
Stock-based compensation (note 6(c))	735,189	50,851	193	786,233
Incurred during 2003	8,148,130	563,579	2,142	8,713,851
Cumulative expenditures, December 31, 2002	2,590,826	21,534,769	(30,042)	24,095,553
Cumulative expenditures, December 31, 2003	$10,738,956	$22,098,348	$(27,900)	$32,809,404

Exploration expenses during 2002
Assays and analysis	$215	$897	$–	$1,112
Drilling	–	4,241	–	4,241
Engineering	156,603	90,086	–	246,689
Environmental, socio-economic and land fees	14,464	314,108	537	329,109
Equipment rentals and leases	1,609	7,469	–	9,078
Exploration option payments	2,094,760	–	–	2,094,760
Exploration option payments received	–	–	(50,000)	(50,000)
Geological	189,292	125,741	–	315,033
Graphics	3,033	32,516	–	35,549
Reclamation	–	83,288	–	83,288
Site activities	46,963	78,096	–	125,059
Transportation	13,926	27,793	–	41,719
	2,520,865	764,235	(49,463)	3,235,637
Stock-based compensation (note 6(c))	69,961	64,787	–	134,748
Incurred during 2002	2,590,826	829,022	(49,463)	3,370,385
Cumulative expenditures, December 31, 2001	–	20,705,747	19,421	20,725,168
Cumulative expenditures, December 31, 2002	$2,590,826	$21,534,769	$(30,042)	$24,095,553

Exploration expenses during 2001
Assays and analysis	$–	$159,672	$517	$160,189
Depreciation	–	12,504	–	12,504
Drilling	–	1,155,733	–	1,155,733
Engineering	–	121,935	–	121,935
Environmental, socio-economic and land fees	–	357,784	11,389	369,173
Equipment rentals and leases	–	(12,278)	–	(12,278)
Geological	–	775,396	–	775,396
Site activities	–	201,421	–	201,421
Transportation	–	93,001	–	93,001
Incurred during 2001	–	2,865,168	11,906	2,877,074
Cumulative expenditures, December 31, 2000	–	17,840,579	7,515	17,848,094
Cumulative expenditures, December 31, 2001	$–	$20,705,747	$19,421	$20,725,168

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

1.	Nature of operations

Great Basin Gold Ltd. ("Great Basin" or the "Company") was incorporated under the laws of the Province of British Columbia and its principal business activity is the exploration of mineral property interests. The Company's principal mineral property interests are the Ivanhoe Property located in Nevada, United States of America, and the Burnstone Gold Property located in the Republic of South Africa (note 5).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, completion of the Company's obligations under agreements to acquire the Company's interest in the underlying mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

2.	Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The results of applying measurement accounting principles generally accepted in the United States are set out in note 10.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)	Short-term investments

Short-term investments include highly liquid investments with terms to maturity of three to twelve months when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted fair market value.

(c)	Reclamation deposits

Reclamation deposits are recorded at cost.

(d)	Investments

Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted market value. Investments where the Company has the ability to exercise significant influence are

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company's share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value.

(e)	Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Depreciation on equipment used directly on exploration projects is included in exploration expenses until the related property is placed into production.

(f)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred.

Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

(g)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

(h)	Foreign currency translation

All of the Company's foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

(i)	Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

(j)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate fair value due to their short term nature. The quoted market value of the warrants received from Hecla Mining Company is disclosed in note 5(a). Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information and information about the financial instruments.

(k)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and rates for depreciation, as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(l)	Segment disclosures

The Company operates in a single segment, being exploration of mineral properties, within the geographic areas disclosed in note 9. Other than exploration expenses and mineral property acquisition costs, which are disclosed in the schedule and in note 5 respectively, substantially all of the Company's net expenses are incurred in Canada.

(m)	Stock-based compensation

The Company has a share option plan which is described in note 6(c). Effective January 1, 2003, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to employee stock-based compensation. As allowed under the transitional provisions, the amended recommendations have been applied prospectively to option grants after that date. As a result, the Company records all stock-based payments granted on or after January 1, 2003 using the fair value method. In 2002, the Company accounted for stock-based compensation to employees by the settlement method whereby no compensation expense was recorded for options granted, when options were granted at the quoted market value. Options

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

granted to non-employees in 2002 were accounted for using the fair value method. Prior to 2002, all stock-based compensation was accounted for using the settlement method. The impact of the prospective change in accounting on the year ended December 31, 2003 is disclosed in note 6(c). If this policy had been adopted in the prior year the effect would have been to increase the loss for the year by $1,204,997.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are charged to operations over the vesting period. The offset to the recorded costs is to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(n)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future  tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(o)	Comparative figures

Certain of the prior years' comparative figures have been restated to conform with the presentation adopted for the current year.

4.	Equipment

	December 31, 2003			December 31, 2002
		Accumulated	Net book		Accumulated	Net book
Equipment	Cost	depreciation	value	Cost	depreciation	value
Computer	$127,795	$127,795	$–	$127,795	$127,795	$–
Field	349,631	349,631	–	349,631	349,631	–
Office	300,678	300,678	–	300,678	300,678	–
	$778,104	$778,104	$–	$778,104	$778,104	$–

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

5.	Mineral property interests

	December 31,	December 31,
Mineral Property Acquisition Costs, net	2003	2002

Ivanhoe Property (note 5(a))	$3,945,348	$5,878,348
Burnstone Gold Property (note 5(b))	26,722,743	1
Casino Property (note 5(c))	1	1
Kirkland Lake Property (note 5(d))	1	1
Bissett Creek Property (note 5(e))	–	–

	$30,668,093	$5,878,351

(a)	Ivanhoe Property

Elko County, Nevada, United States of America

	December 31,	December 31,
	2003	2002
Ivanhoe Property
Balance, beginning of the period	$3,945,348	$5,583,348
Incurred during the period	–	295,000
Estimated fair value of Hecla Warrants received	–	(1,933,000)
Balance, end of the period	3,945,348	3,945,348

Hecla Warrants
Balance, beginning of the period	1,933,000	–
Exercise of Hecla Warrants	(1,933,000)	–
Estimated fair value of Hecla Warrants received	–	1,933,000
Balance, end of the period	–	1,933,000

Ivanhoe Property	$3,945,348	$5,878,348

On August 13, 1997, the Company and Cornucopia Resources Ltd. (now Quest Investment Corporation, formerly Stockscape.com Technologies Inc.) ("Cornucopia") entered into an agreement to acquire a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont").

Pursuant to the terms of the agreement, the Company earned a 75% interest in the Ivanhoe Property in consideration for payments totalling US$5.0 million, while Cornucopia acquired the remaining 25% interest. The agreement provided that exploration and related costs include 150% of any amounts paid by the Company on behalf of Cornucopia pursuant to Cornucopia's reclamation obligations under the agreement. Newmont has managed and will continue to manage and complete an approved mine closure plan of the 1.1 square mile area of former mining operations already funded by US$4.5 million. The agreement also provided that overruns will be funded 33%

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

each by Newmont, the Company and Cornucopia up to a total overrun of US$1.5 million, and thereafter 75% by Newmont, with the balance payable pro rata by the Company and Cornucopia. Ownership of, and further expenditures on, the Ivanhoe Property were to be on a 75% Company and 25% Cornucopia basis, but was amended as per below.

On March 2, 1999, the Company entered into an agreement to acquire the 25% interest in the Ivanhoe Property owned by Touchstone Resources Ltd. ("Touchstone"), a wholly-owned subsidiary of Cornucopia. In addition, the Company assumed Cornucopia's reclamation obligations with respect to the Ivanhoe Property.

During 1998, the Company entered into an agreement for a group of claims that form part of the Ivanhoe Property. This agreement with a term of up to four 20 year terms, provides for annual advance royalty payments of US$50,000 per year until 2017 and increases to US$55,000 in years 2018 to 2037. The claims are subject to net smelter return ("NSR") royalties of 2% to 5%.

During 1999, cumulative reclamation expenditures exceeded US$6,000,000 and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2003. Newmont has advised that in order to complete the reclamation, the following property reclamation costs are budgeted over the next two years:

	Total Reclamation	The Company's 25%
Year	Costs	Share
2004	US$ 25,042	US$ 6,260
2005	161,042	40,261
	US$ 186,084	US$ 46,521

During 2000, 2001 and 2002, US$51,992, US$19,828 and US$4,996 respectively was paid to Newmont for the Company's 25% share of actual reclamation costs incurred. US$52,781 ($83,288) was accrued at December 31, 2002 and was included in current liabilities. US$909 was paid to Newmont during the twelve months ended December 31, 2003 for the Company's 25% share of actual reclamation costs incurred.

In July 2001, the Company entered into an agreement to acquire sixty-five unpatented lode mining claims for US$50,000 ($75,745) and subsequently paid the full amount. The claims adjoin the northwest corner of the Ivanhoe Property.

On June 10, 2002, the Company entered into a letter agreement with Hecla Mining Company concerning exploration, development and production on the Company's Ivanhoe property and on August 2, 2002, the formal Earn-in and Joint Operating Agreements were signed with Hecla Ventures Corp. ("Hecla"), an affiliate of Hecla Mining Company. These agreements provide that Hecla will vest in a 50% working interest in the Hollister Development Block, which is a portion of the Ivanhoe Property, subject to a purchase royalty in favor of Great Basin, provided that Hecla funds a US$21.8 million two-stage advanced exploration and development program, or otherwise achieves commercial production, and issues 4 million Hecla Mining Company share purchase warrants (the "Hecla Warrants") to Great Basin (2 million share purchase warrants exercisable at US$3.73 per share expiring on August 2, 2004 have been issued to December 31, 2003).

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

Using an option pricing model, the fair value of the issued Hecla Warrants on the agreement date was estimated to be $1,933,000, based on the August 2, 2002 closing price of Hecla Mining Company shares of US$3.41 on the New York Stock Exchange ("NYSE") (also based on the following assumptions: risk free interest rate of 3%; expected life of 2 years; expected volatility of 25% and expected dividends of nil), and is included in Mineral Property Interests. The Hecla Warrants are not listed on a public stock exchange. Any proceeds received on the sale of Hecla Warrants, or the sale of shares of Hecla Mining Company received on exercise of the Hecla Warrants, will be credited against the total cost, including this amount, when realized. The Hecla Warrants were exercised during 2003. The proceeds totalling $6,312,426 received on the sale of the shares of Hecla Mining Company, which were received on the exercise of the Hecla Warrants, resulted in a gain of $4,379,426.

Concurrent with and in proportion to the Hecla Warrants, the Company agreed to issue 2 million share purchase warrants (the "Great Basin Warrants") to Hecla (1 million share purchase warrants exercisable at Cdn$1.55 per share expiring on August 2, 2004 have been issued to December 31, 2003) (note 6(d)). The fair value of the issued Great Basin Warrants on the agreement date was estimated to be $295,000 (based on the same assumptions stated in note 6(c)) and has been included in the cost of the Ivanhoe Property.

Hecla has commenced engineering and permitting work to facilitate an underground development program. Upon receipt of applicable permits, Hecla is expected to complete the Stage 1 underground development, drilling, and pre-feasibility program estimated in the Earn-in Agreement at US$10.3 million, in approximately 12 months. To vest its 50% working interest, Hecla must, upon completion of Stage 1, proceed to Stage 2 within 60 days. The Stage 2 program of US$11.5 million is expected to be completed over the ensuing 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to essentially develop the Hollister Development Block to the point of commercial production. Hecla will be the operator of the Stage 1 and Stage 2 work programs, and will continue as the operator should a positive production decision be made.

A sliding scale Purchase Price Royalty on Hecla's share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The Royalty will be payable by Hecla commencing at the point it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

As at December 31, 2003, the Company has posted a total of US$53,800 in reclamation deposits with the Bureau of Land Management ("BLM") comprised of US$41,200 ($64,244) posted in February 2003, US$9,600 ($12,690) posted in November 2003, and US$3,000 ($4,500) posted in previous periods, in respect of exploration drilling on certain areas of the Ivanhoe Property. These reclamation deposits will be released by the BLM upon the conclusion of the exploration and related reclamation programs on these areas.

On August 26, 2003, the Company entered into an agreement with Atna Resources Ltd. ("Atna") to acquire a 70% interest in Atna's Golden Cloud Property, located in Elko County, Nevada. The Golden Cloud Property is contiguous with the southern boundary of the Ivanhoe claim block.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

The Company can earn a 70% interest in the property by spending US$2,500,000 on exploration and development over five years, including a minimum of 30,000 feet of drilling, making cash payments totalling US$400,000 to Atna, of which US$20,000 was paid during the year ended December 31, 2003, and by assuming underlying option and property maintenance payments. Upon fulfilling the earn-in requirements, the Company and Atna have agreed to form a joint venture for further exploration and development of the property.

(b)	Burnstone Gold Property

Republic of South Africa

	December 31,	December 31,
	2003	2002
Burnstone Gold Property
Exercise of tranche one for Southgold	$20,027,145	$1
Acquisition costs of mineral rights from GFL and Randex	6,695,598	–
Burnstone Gold Property	$26,722,743	1

On November 5, 2002, the Company entered into an option agreement ("the Option Agreement") with a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold"), and its shareholders, to acquire on a staged basis up to 100% of Southgold. Southgold has the right to acquire an 100% interest in the Burnstone Gold Property covering approximately 265 square kilometres of the Witwatersrand goldfield in the Republic of South Africa ("RSA"), subject to a statutorily mandated Historically Disadvantaged South Africans ("HDSA") Ownership Target ranging from 15% to 26%.

Prior to November 2002, Southgold entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), an HDSA partner, whereby Tranter was granted an option, exercisable on completion of a Bankable Feasibility Study, to acquire a 20% participating interest in the Burnstone project by refunding 20% of historic costs to that exercise date. Tranter would thereafter maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter would also have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone Joint Venture. This joint venture agreement was subject to the satisfaction of certain conditions by March 31 2003, which in the event were not met and the agreement expired. The Company, Southgold, and Tranter are however, working together to extend or modify the agreement on mutually acceptable terms and conditions.

Upon signing the Option Agreement in November 2002, the Company paid US$1.25 million ($2,007,561) for the right to acquire the option and to explore the Burnstone Gold Property and also agreed to conduct a US$1.5 million work program prior to April 30, 2003 (which was undertaken and completed). Pursuant to the Option Agreement, the Company can exercise its option and complete the purchase of Southgold by making cash and Great Basin share and share purchase warrant payments to Southgold's shareholders in two staged tranches, totalling US$2 million, 21

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

million Great Basin shares and 10.5 million Great Basin share purchase warrants exercisable at US$0.75 for one year from the date of issuance. The share purchase warrants will be subject to a 45-day accelerated expiry in the event that Great Basin's common shares trade on The Toronto Stock Exchange over a 20-day weighted average per share price equal to or greater than US$1.50 per common share.

On April 30, 2003, the Company exercised tranche one and acquired the right to 49% of the outstanding common shares of Southgold for payments totalling US$2 million cash and the issuance of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. A finder's fee of approximately 2% was payable, to a maximum of US$1 million, as the Company acquired Southgold and made expenditures on the Burnstone Gold Property. This finder's fee was paid and is included in acquisition costs.

As Southgold had no assets or liabilities other than its interest in the Burnstone Gold Property, the exercise of tranche one was accounted for as follows:

Issuance of 10 million common shares	$13,800,000
Issuance of 5 million share purchase warrants	2,200,000
Cash	2,768,990
Finders' fees	1,258,155
Acquisition of mineral property interests	$20,027,145

On January 31, 2004, subsequent to the year end, the Company exercised tranche two and issued 11 million common shares and 5.5 million share purchase warrants, which resulted in the Company completing the acquisition of 100% of Southgold. All Great Basin shares issued to Southgold shareholders are subject to a voting trust agreement, whereby the holders undertake to vote with Great Basin management for a period of five years. Additional shares may become issuable by Great Basin to Southgold's shareholders depending on certain outcomes with respect to the Bankable Feasibility Study, such as the quantity of gold reserves, gold production costs, and the actual cost of the study.

On October 10, 2003, pursuant to a Prospecting Agreement between GFL Mining Services Limited ("GFL"), Randex Limited ("Randex"), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totalling 11,563 hectares within the Burnstone Gold Property which were not covered under Southgold's then-existing rights, for 35,000,000 South African Rand ("ZAR") ($6,695,598). The Company funded Southgold's purchase of these rights by way of a cash payment. Additional consideration for the purchase of these mineral rights consists of a net smelter royalty, ranging from 1% to 2% (tiered to the gold price), payable to GFL. Current draft South African legislation proposes the abolition of private mineral title and, by extension, private royalties. Under the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties agreed to negotiate adaptations to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

(c)	Casino Property
Whitehorse Mining District, Yukon, Canada

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee has agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company's 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

During fiscal 2001, the acquisition costs associated with the Casino Property were written down to a nominal amount to reflect the Company's intention to defer work on the property pending a sustained recovery in metal prices.

On July 15, 2002, the Company agreed to option the Casino property (the "Property") to CRS Copper Resources Ltd. ("CRS"), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted CRS an option ("the Option") to purchase 100% of Great Basin's interest in the claims and interests comprising the Property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, provided that CRS shares are listed on a recognized stock exchange and have certain minimum trading volumes.

The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. If CRS elects to terminate the agreement without exercising the Option or allows it to lapse, CRS must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. CRS was required to make interim option payments to Great Basin at the time that CRS is listed on an exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the exchange. CRS will issue a further such warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 CRS shares. If CRS was not listed by December 31, 2002, CRS was obligated to pay to Great Basin $50,000 plus applicable taxes, in lieu of the warrants, to keep the Option in good standing. This CRS option payment was received by the Company in December 2002. In June 2003, CRS listed on the TSX Venture Exchange under the name Lumina Copper Corp. Accordingly, the Company received warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. These warrants were exercised by the Company in October 2003 and the related shares were then sold.

CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

In the event the Option is exercised and a decision is made to put the Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision.

(d)	Kirkland Lake Property
Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

The Company continues to maintain the Kirkland Lake property in good standing.

(e)	Bissett Creek Property
Ontario, Canada

In 1992, the future economic benefit of the Bissett Creek graphite property became uncertain. While not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property costs were written down to $1. In December 2001, the property was returned to the original owner and the balance of the costs were written off.

6.	Share capital

(a)	Authorized share capital

The Company's authorized share capital consists of 200,000,000 common shares without par value.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance, December 31, 2000	38,182,137	$55,984,660
Additional share issue costs from prior financing	–	(31,245)
Balance, December 31, 2001	38,182,137	55,953,415
Issued during 2002:
Share purchase options exercised (note 6(c))	179,900	156,018
Share purchase warrants exercised (note 6(e))	2,007,000	2,007,000
Agent's share purchase options exercised (note 6(e))	500,000	500,000
Agent's share purchase warrants exercised (note 6(e))	250,000	250,000
Private placement, May 2002, net of issue costs (note 6(f))	5,616,612	7,700,570
Private placement, August 2002, net of issue costs (note 6(g))	125,715	190,815
Balance, December 31, 2002	46,861,364	66,757,818
Share purchase options exercised (note 6(c))	3,636,600	5,204,175
Fair value of stock options allocated to shares issued on
exercise		430,000
Share purchase warrants exercised (note 6(d))	6,541,943	9,883,994
Private placement, January 2003, net of issue costs (note 6(h))	5,600,000	9,416,731
Shares and warrants issued for mineral property, May 2003
(note 5(b))	10,000,000	13,800,000
Balance, December 31, 2003	72,639,907	$105,492,718

(c)	Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and consultants to acquire up to 9,800,000 common shares, of which 5,681,000 were outstanding at December 31, 2003. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than market price, less permissible discounts, on the Toronto Stock Exchange. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment or term of engagement, except in the case of retirement or death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted
	average		average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2000	$1.16	1,993,100	0.29
Granted	0.65	2,720,000
Expired or cancelled	1.15	(2,001,200)
Balance, December 31, 2001	0.95	2,711,900	3.74
Granted*	1.44	4,174,800	2.68
Exercised	0.87	(179,900)
Expired or cancelled	1.68	(56,700)
Balance, December 31, 2002	1.24	6,650,100	2.38
Granted	1.83	2,667,500	1.60
Exercised	1.43	(3,636,600)
Balance, December 31, 2003	$1.39	5,681,000	2.20

* 725,500 of non-employee share options granted on May 24, 2002, and exercisable at $1.70 per share, were repriced to $1.17 per share on December 11, 2002, with no change to the expiry date.

As at December 31, 2003, 5,197,250 of the options outstanding had vested with optionees.

The exercise prices of all share purchase options granted during each year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2003, and the estimated fair value of options granted to non-employees during 2002, which have been reflected in the consolidated statements of operations, is as follows:

	Year ended December 31
	2003	2002
Exploration
Engineering	$135,770	$7,347
Environmental, socioeconomic and land	116,913	20,210
Geological	533,550	107,191
	786,233	134,748
Operations and administration	1,345,506	239,879
Total compensation cost recognized in operations,
credited to contributed surplus	$2,131,739	$374,627

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

The weighted-average assumptions used to estimate the fair value of options granted during the period were:

	2003	2002
Risk free interest rate	3%	3%
Expected life	2.2 years	2 years
Expected volatility	85%	50%
Expected dividends	nil	nil

Summary of the options outstanding at December 31, 2003 is as follows:

	Exercise	Number of
Expiry date	price	options
December 20, 2004	$1.17	128,000
January 31, 2005	1.80	275,000
May 8, 2005	1.36	6,500
July 29, 2005	1.32	364,500
July 29, 2005	1.50	875,000
July 29, 2005	1.70	30,000
September 8, 2005	1.97	100,000
November 30, 2005	2.50	655,000
November 30, 2005	2.50	50,000
November 30, 2005	2.69	95,000
January 10, 2006	0.96	2,030,000
December 20, 2007	1.17	1,072,000
Average option price and totals	$1.39	5,681,000
Number exercisable		5,197,250

Subsequent to December 31, 2003, 493,200 options were exercised for proceeds of $608,680.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

(d)	Share purchase warrants

The continuity of share purchase warrants is:

Financial statement
note reference	6(e)	6(f)	6(g)	5(a)		6(h)		5(b)
Expiry date	March 15,	June 3,	Dec. 27,	August 2,		Jan. 30,		April 30,
	2002	2003	2003	2004		2004		2004
Exercise price	$1.00	$1.65	$1.85	$1.55		$1.80		US $0.75	TOTAL
Balance
Dec. 31, 2001
and 2000	2,500,000	–	–	–		–		–	2,500,000
Issued	–	5,616,612	125,715	1,000,000		–		–	6,742,327
Exercised	(2,007,000)	–	–	–		–		–	(2,007,000)
Expired	(493,000)	–	–	–		–		–	(493,000)
Balance
Dec. 31, 2002	–	5,616,612	125,715	1,000,000		–		–	6,742,327
Issued	–	–	–	–		3,304,000		5,000,000	8,304,000
Exercised	–	–	(125,715)	–		(1,416,228)		(5,000,000)	(6,541,943)
Expired	–	(5,616,612)	–	–		–		–	(5,616,612)
Balance
Dec. 31, 2003	–	–	–	1,000,000	(1)	1,887,772	(2)	–	2,887,772

(1)	Subsequent to December 31, 2003, 250,000 of these warrants were exercised.

(2)	Subsequent to December 31, 2003, 1,887,772 of these warrants were exercised.

(e)	Special warrant private placement, August 2000

On August 9, 2000, the Company entered into a financing agreement with Loewen Ondaatje McCutcheon Limited ("LOM") to raise up to $10 million by way of a private placement of special warrants. The placement consisted of 5,000,000 special warrants at $2.00 per special warrant. Each special warrant was exchanged upon prospectus clearance, which occurred on December 19, 2000, for one unit consisting of one common share and one half of a common share purchase warrant for no further consideration. One full warrant was exercisable at $2.50 into a common share for one year (see below). LOM received a fee of $600,000 and a compensation option to purchase 500,000 units at $2.00 per unit for a twelve month period from closing.

On February 23, 2001, the Company amended the terms of the 2,500,000 outstanding share purchase warrants, 500,000 agent's share purchase options and 250,000 agent's share purchase warrants. The exercise price of the options and warrants was reduced to $1.00 from $2.50, but was subject to an accelerated expiry of 30 days if the Company's shares traded for ten consecutive days at a price of at least $1.20 per share. The term of the options and warrants was extended for one year until August 16, 2002. At February 14, 2002, the accelerated expiry condition was met and the warrants and options were set to expire on March 15, 2002. By March 15, 2002, the agent's options and warrants and 2,007,000 of the share purchase warrants had been exercised. The remaining 493,000 warrants expired unexercised.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

(f)	Private placement financing, May 2002

On May 23, 2002, the Company entered into a financing agreement with LOM to raise up to $7.8 million by way of a private placement. The placement, which closed on June 3, 2002, consisted of 5,207,233 units at a price of $1.50 per unit. 409,379 units of Great Basin were issued as a commission pursuant to this private placement, for a total issuance of 5,616,612 units. Each unit was comprised of one common share and a share purchase warrant exercisable to purchase an additional share at $1.65 until June 3, 2003. If the Company's shares had a closing price of at least $2.50 per share on The Toronto Stock Exchange over any 10 consecutive trading day period, the warrants were subject to a 45 day accelerated expiry. During 2003, the 5,616,612 warrants expired unexercised .

(g)	Private placement financing, August 2002

On August 27, 2002, the Company completed a private placement financing of 125,715 units at a price of $1.65 per unit. Each unit was comprised of one common share and a common share purchase warrant exercisable at $1.85 until December 27, 2003. The warrants were subject to an accelerated expiry of 45 days if the Company's shares trade on The Toronto Stock Exchange at or above $2.78 for ten consecutive trading days.

(h)	Private placement financing, January 2003

On January 30, 2003, the Company completed a private placement financing of 5,600,000 units at a price of $1.80 per unit. Each unit was comprised of one common share and one half of a common share purchase warrant. Each common share purchase warrant is exercisable into one common share at $1.80 per common share until January 30, 2004. In connection with the private placement, the Company granted to the agents an option to purchase 336,000 units at $1.80 per unit until January 30, 2004. Each unit was comprised of one common share and one half of a common share purchase warrant. Each whole common share purchase warrant was exercisable into one common share at $1.80 per common share until January 30, 2004. Subsequent to December 31, 2003, all of these warrants were exercised.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

(i)	Contributed surplus

Contributed surplus, December 31, 2001 and 2000	$–
Changes during 2002:
Non-cash stock-based compensation to non-employees (note 6(c))	374,627
Great Basin Warrants issued pursuant to Hecla Earn-in Agreement,
August 2002 (note 5(a))	295,000
Balance, December 31, 2002	669,627
Changes during 2003:
Non-cash stock-based compensation (note 6(c))	2,131,739
Fair value of stock options allocated to shares issued on exercise	(430,000)
Balance, December 31, 2003	$2,371,366

7.	Related party balances and transactions

Related party balances	December 31	December 31
	2003	2002
Hunter Dickinson Inc. (a)	$(456,369)	$694,846
Hunter Dickinson Group Inc. (a)	(4,879)	(43,153)

Reimbursement for third party expenses and
services rendered	Year ended December 31,
	2003	2002	2001
Hunter Dickinson Inc. (a)	$1,411,849	$463,382	$991,301
Hunter Dickinson Group Inc. (a)	22,320	17,735	–

(a)
Hunter Dickinson Inc. and Hunter Dickinson Group Inc. are private companies with certain common directors that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

(b)
Related party balances receivable (payable), which are non-interest bearing and are due on demand, are included in prepaid expenses on the consolidated balance sheets. Prepaid balances arise from advances by the Company for normal course in-progress and near-term planned exploration and other work on the mineral properties.

8.	Income taxes

Substantially all of the difference between the actual income tax expense (recovery) of $nil and the expected income tax recovery based on statutory tax rates relates to the benefit of losses not recognized.

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

As at December 31, 2003 the tax effect of the significant components within the Company's future tax asset (liability) were as follows:

	December 31
	2003	2002
Future income tax assets
Mineral properties	$6,686,000	$4,722,000
Loss carry forwards	8,437,000	10,842,000
Other tax pools	88,000	279,000
Subtotal	15,211,000	15,843,000
Valuation allowance	(13,870,000)	(13,944,000)
Net future income tax asset	1,341,000	1,899,000
Future income tax liability
Mineral properties	(1,341,000)	(1,899,000)
Net future income tax asset (liability)	$–	$–

At December 31, 2003, the Company has available losses for income tax purposes in Canada totaling approximately $6.9 million (2002 - $7.7 million), expiring at various times from 2004 to 2010. The Company also has capital losses available of $nil (2002 - $1.0 million), which, when available, can be used to offset future capital gains. The Company also has available resource tax pools in Canada of approximately $7.4 million (2002 - $7.4 million), which may be carried forward and utilized to reduce future taxes related to resource income. Included in the $7.4 million (2002 - $7.4 million) of resource tax pools is $2.9 million (2002 - $2 million) which is successored, and consequently can only be utilized from taxable income from specific mineral properties.

At December 31, 2003, the Company also has net operating loss carry forwards for United States income tax purposes of approximately US$13.6 million (2002 - US$14.6 million) which, if not utilized to reduce United States taxable income in future periods, expires through the year 2022. These available tax losses may only be applied to offset future taxable income from the Company's current United States subsidiaries. In addition, the Company has available resource tax pools in the United States of approximately US$3.6 million (2002 - US$3.9 million).

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

9.	Segment disclosure

The Company considers itself to operate in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

	December 31,	December 31,
Assets	2003	2002
Canada
Assets excluding mineral property interests	$21,211,606	$15,327,770
Mineral property interests	2	1,933,002
United States
Assets excluding mineral property interests	88,313	7,500
Mineral property interests	3,945,348	3,945,348
Republic of South Africa
Assets excluding mineral property interests	833,200	18,125
Mineral property interests	26,722,743	1
Total assets	$52,801,212	$21,231,746

10.	Differences between Canadian and United States generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of United States generally accepted accounting principles (“US GAAP”) and rules prescribed by the United States Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP follows:

(a)
United States Statement of Financial Accounting Standards No. 123 (“SFAS 123”), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances, it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 (“APB 25”). To December 31, 2002, the Company had elected to measure compensation cost for those plans using APB 25 for US GAAP purposes. As a result of changes to Canadian GAAP for the year ended December 31, 2002, there were no material differences in the treatment by the Company with respect to stock based compensation under US and Canadian GAAP for the year ended December 31, 2002. The stock-based compensation expense in respect of the repricing of share options granted to employees, under US GAAP , would be nil for the year ended December 31, 2002 (2001 -$630,000).

United States Statement of Financial Accounting Standards 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", permits the Company to adopt a fair value methodology on a prospective basis. Effective January 1, 2003, for US GAAP purposes the Company

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP.

For all periods presented, under US GAAP, stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the consideration issued. The compensation cost is to be measured based on the fair value of stock options granted, with the compensation cost being charged to operations. The stock-based compensation expense in respect of non-employee share options, based upon the fair value of the options using an option pricing model, which was required to be charged to operations under US GAAP, and not under Canadian GAAP, for the year ended December 31, 2001 was $230,000.

(b)
US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and losses are recorded as other comprehensive income (see below) which is a separate component of shareholders’ equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is similar to Canadian GAAP.

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners.

Under US GAAP, the Hecla Warrants would be considered derivative financial instruments and would be accounted for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities”, until they are exercised. Once exercised, the shares of Hecla Mining Company received would be considered an available-for-sale security and would be accounted for under SFAS 115. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value. Changes in the fair value of a derivative financial instrument are charged to operations if the instrument does not qualify as a hedge, or to operations or other comprehensive income, a separate component of shareholders' equity, if it does qualify as a hedge.

Canadian GAAP does not require the presentation of comprehensive income (loss).

(c)
In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company adopted SFAS 144 on January 1, 2003, on a prospective basis, and there are no material differences between the treatment under Canadian and US GAAP.

(d)
In June 2001, the Financial Accounting Standards Board issued Statement No. 143 (“FAS 143”) “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

For the year ended December 31, 2003, the Company has adopted FAS 143 and determined there is no material difference between Canadian GAAP and US GAAP as the Company’s Ivanhoe property’s reclamation obligation is similar to amounts accrued under Canadian GAAP. In addition, the Burnstone Gold property and Casino property have indeterminable asset retirement obligations due to the exploration stage of such mineral properties.

(e)	Canadian GAAP allows the presentation of subtotals for "expenses" and "other items" in the consolidated statement of operations. No such subtotals would be presented under US GAAP.

(f)
Pursuant to US GAAP, the Company would be considered a development stage company as the Company is devoting efforts to establishing a commercially viable mineral property. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

Summary of effect of differences in Canadian and US GAAP

The effect of the above differences between Canadian GAAP and US GAAP on the balance sheet and statement of operations and deficit is summarized as follows:

Share capital and contributed surplus	2003	2002
Share capital and contributed surplus under Canadian GAAP	$107,864,084	$67,427,445
Stock-based compensation	2,658,000	2,658,000
Share capital and contributed surplus under US GAAP	$110,522,084	$70,085,445

GREAT BASIN GOLD LTD. Notes to Consolidated Financial Statements Years ended December 31, 2003, 2002 and 2001 (Expressed in Canadian Dollars)

Deficit	2003	2002
Deficit under Canadian GAAP	$55,881,048	$48,384,541
Stock-based compensation	2,658,000	2,658,000
Mark-to-market adjustment, Hecla Warrants (note 5(a))	(727,000)	(727,000)
Reduction of gain on sale of investments due to
prior year mark-to-market adjustment	727,000	–
Deficit under US GAAP	$58,539,048	$50,315,541

Total assets	2003	2002
Total assets under Canadian GAAP	$52,801,212	$21,231,746
Mark-to-market adjustment, Hecla Warrants	–	727,000
Total assets under US GAAP	$52,801,212	$21,958,746

Loss for the year	2003	2002	2001
Loss for the year under Canadian GAAP	$7,496,507	$5,519,089	$9,064,905
Stock-based compensation	–	–	860,000
Mark-to-market adjustment,
Hecla Warrants (note 5(a))	–	(727,000)	–
Reduction of gain on sale of investments due to
prior year mark-to-market adjustment	727,000	–	–
Loss for the year under US GAAP	8,223,507	4,792,089	9,924,905
Other comprehensive income:
Mark-to-market adjustment on warrants	–	727,000	–
Realization of prior year’s mark-to-market
adjustment	(727,000)	–	–
Comprehensive loss	$7,496,507	$5,519,089	$9,924,905

Loss per share under US GAAP	$0.14	$0.13	$0.26